Exhibit 12

Cullen/Frost Bankers, Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Income before income taxes	$192,540	$180,054	$119,855	$170,012	$151,870
Interest expense, including interest on deposits	55,188	76,125	145,019	189,828	150,862
Estimated interest component of net rental expense	3,834	4,239	4,543	4,393	4,137

Earnings	$251,562	$260,418	$269,417	$364,233	$306,869

Interest expense, including interest on deposits	55,188	76,125	145,019	189,828	150,862
Estimated interest component of net rental expense	3,834	4,239	4,543	4,393	4,137

Fixed charges	$59,022	$80,364	$149,562	$194,221	$154,999

Consolidated Ratio of Earnings to Fixed Charges (including interest on deposits)	4.26	3.24	1.80	1.88	1.98

Income before income taxes	$192,540	$180,054	$119,855	$170,012	$151,870
Interest expense, exlcuding interest on deposits	17,782	20,741	26,320	30,970	22,043
Estimated interest component of net rental expense	3,834	4,239	4,543	4,393	4,137

Earnings	$214,156	$205,034	$150,718	$205,375	$178,050

Interest expense, excluding interest on deposits	17,782	20,741	26,320	30,970	22,043
Estimated interest component of net rental expense	3,834	4,239	4,543	4,393	4,137

Fixed charges	$21,616	$24,980	$30,863	$35,363	$26,180

Consolidated Ratio of Earnings to Fixed Charges (excluding interest on deposits)	9.91	8.21	4.88	5.81	6.80